Exhibit 10.6

Research Plan

University of Arkansas for Medical Sciences (UAMS) and Cyto Wave Technologies Inc.

TITLE: Optimization of an experimental prototype for photoacoustic detection of circulating melanoma cells and clinical trials in humans.

1. INTRODUCTION

Despite our substantial efforts to understand the biology of cancermetastases, which causes up to 90% of cancer-related deaths, especially melanoma, are still poorly understood.  Moreover,  no early metastasis diagnostic tests are currently available. Comprehensive studies have demonstrated the potential of using circulating tumor cell (CTC) count as a marker of metastatic development, cancer recurrence, and therapeutic efficacy.  A variety of assays have been developed to detect CTCs in peripheral blood samples ex vivo (see below).  However, due to a sampling problem, the sensitivity of these assays are limited (≥ 1-5 CTCs/mL), and incurable metastasis is already established at the time of the initial diagnosis.  To ensure the presence and isolation of rare CTCs, relatively large blood volumes are required.

This problem can be overcome by using in vivo photoacoustic (PA) cytometry (PAFC) technology pioneered by Dr. Zharov in 2006. The principle of PAFC is based on laser irradiation of the selected blood vessels using short laser pulses followed by time–resolved detection of laser-induced acoustic waves from CTCs (referred to as PA signals), with an ultrasound transducer gently attached to the skin area above the blood vessels. The mechanism of PAFC is based on the PA effect associated with fast non-radiative relaxation of absorbed laser energy in melanin particles as an intrinsic absorber in melanoma cells, followed by the thermal expansion of heated melanin particles which leads to thermoelastic generation of acoustic waves.

2. GOAL

The aim of this research is to develop a clinically-relevant, portable, experimental prototype for real-time, label-free photoacoustic (PA) detection of circulating tumor cells (CTCs) directly in the bloodstream of melanoma patients. Melanin will be used as intrinsic melanoma markers.  We will accomplish the first phase of this project by designing and optimizing the main parameters of this prototype with a focus on optimal laser characteristics, fiber-based delivery of laser radiation to selected vessels, the focused ultrasound transducers, the location of the portable PA probe on the skin, the position of the patient, the necessary software, and independent verification of PA data in vitro with conventional and new melanoma CTC assays.  This optimization will provide the maximal signal-to-noise ratio, assuming maximal PA signal from CTC, and minimal background noise in the PA signal from red blood cells (RBCs) in a minimized detection volume.  After testing the prototype on the 10 healthy volunteers, this prototype will be used for real-time monitoring in vivo in human blood from approximately 60 melanoma patients.

3. CURRENT ASSAYS FOR DETECTION OF CTC AND THEIR LIMITATION

Currently, various advanced assays are used to detect CTCs in a sample (1–10 mL) of peripheral blood, including: reverse transcription–polymerase chain reaction (RT-PCR), optical detectors, microfluidic chip techniques, and Cell SearchTM (Veridex LLC).  Combined with specific cell-enrichment techniques, these methods have sensitivities of 1–5 CTCs/mL. Some difficulties in reproducing the results of the preferentially used RT-PCR assay (e.g., for melanoma) are associated with differences in sample processing and the generation of false-positive signals due to contamination events, amplification of pseudogenes, and illegitimate transcription.  False-negative signals, in contrast, are related to the poor quality of source materials, intermittent shedding of CTCs into the bloodstream, and the genomic instability of malignant cells.  Further, RT-PCR is an indirect method and cannot provide direct evidence of the presence of intact CTCs in blood.

A principal drawback of all the other currently available CTC cyto-assays is that they are performed in vitro only, and hence their sensitivity threshold is limited by the sample volume. The ultimate threshold cannot be better than one CTC per sample volume (i.e., ≥1 CTC/mL for a 1-mL sample), which is equivalent to ≥5,000 CTCs in an adult patient’s blood volume of ~5 L. Recent data indicate that this CTC amount is sufficient for the development of metastases, especially in aggressive melanoma that metastasize at a very early stage. It might be considered too late to treat patients, and hence it is difficult to improve their survival when incurable metastases are already present at the time of the initial diagnosis using the current assays. Low sensitivity of current assays may also prevent monitoring the efficacy of therapy when the number of CTCs is reduced to ≤1 CTC/mL. The existing cancer blood test is time-consuming, taking at least a 5-6 hours to 1 day to perform, and can only screen cells at the site of venipuncture (e.g., normally the cubital vein) at limited, discrete time points.  This does not permit continuous monitoring of CTCs in a manageable timeframe to improve chances of patient survival. There currently are no well-established assays for assessment of melanoma CTCs both in vitro and ex vivo.

In addition, methods of cell manipulation, separation, isolation and enrichment followed by molecular cancer cell profiling, revolutionized cancer diagnosis and therapy. Various physical cell properties, including size, motility, electrical dipole moments, as well as optical and magnetic qualities have been exploited for this purpose. In particular, cells in biological fluids such as blood, urine, or cerebrospinal liquids, were labeled using magnetic microbeads and nanoparticles (NPs), and then they were separated and enriched from the sample flow by a magnetic field. To date, these techniques are used only in ex vivo, and thus the number of isolated CTCs was limited by the sample volume (see above).

Most of these problems can be solved by assessing blood in vivo, using methods Dr. Zharov has been pioneering and developing since 2004. It should be noted that there are several PA systems on the market, and approximately 10 additional research setups which are currently using PA effects. However, most of these systems are designed for PA imaging, microscopy and 3D tomography, and all of them cannot be used for detection of CTCs because there are limitations either in speed, or in sensitivity.

4. PRIORY STUDY OF PAFC CAPILITY TO DETECT CTC.

The principle of in vivo PAFC is based on the irradiation of selected vessels using short (nanosecond) laser pulses followed by time–resolved detection of laser-induced acoustic waves (referred to as PA signals) with an ultrasound transducer pressed against the skin (Fig.1). Most pre-clinical studies were performed on well-distinguished, 30-50-μm diameter blood vessels located approximately 40-100 μm deep in the thin ear vessels (250-280 μm) of the nude mouse model. Laser radiation can be delivered to biotissue either by using a microscope schematic with a customized condenser to create the desired linear beam shapes (e.g., from 5×50 µm to25×150 µm), or a fiber with a miniature tip and cylindrical optics.

Fig. 1 Schematic of in vivo PAFC.

PAFC molecular specificity is provided either by label-free, intrinsic, absorption spectroscopic contrast (e.g., from hemoglobin [Hb], and melanin), or by strongly absorbing, low-toxicity, functionalized nanoparticles (NPs).

We demonstrated that PAFC has the potential for label-free detection of melanoma CTCs with the possibility of simultaneously eradicating them by a photothermal (PT) ablation mechanism, using PA CTC counting to control the efficiency of the PT therapy.  Specifically, we selected cutaneous melanoma as an almost ideal cancer for PAFC technology to provide routine, label-free, in vivo clinical assessment of CTCs for earlier detection of the most aggressive and epidemically growing malignancies which often progress to incurable metastasis at a very early stage of the disease. The label-free nature of PAFC when applied to melanoma denotes that PAFC can be translated to clinical application at a much earlier stage for melanoma than for other cancers, with obvious and beneficial public-health consequences for this devastating disease. On tumor (B16F10)-bearing models (Fig.2A-B) we revealed that CTCs  appeared in ear microvessels near the tumor on Week two, with no cells detected in the abdominal skin blood vessels. Three weeks later, CTCs appeared in the systemic circulation. This indicates a much greater likelihood of detecting the initial metastatic process in the vicinity of the primary tumor before CTCs are disseminated into the large blood pool. The skin tumor growth rate was faster than that of ear tumors, and CTCs also appeared more quickly in the circulation. In particular, by Week one, 1–4 CTCs/min were detected in the skin vasculature, and as the tumor size increased, the number of CTCs gradually increased (Fig. 2C) to ~7 CTCs/min and ~12 CTCs/min by Week 3 and Week 4, respectively. On the occasion, either PA signals with complex shapes, or one large PA signal were observed, which support the hypothesis of circulating melanoma cells as aggregates. Indeed, optical imaging of ear vessels near the tumor revealed CTC aggregates on the vessel wall, indicating a high probability of CTC aggregating during intravasation.

A
14th day
21st day
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Fig. 2 In vivo label-free, PA detection of melanoma CTCs. Melanoma tumor growth in the mouse ear (A) and skin (B). D) Change in the CTC count in the microvessels of the abdominal skin as a function of time after B16F10 tumor cell inoculation in the ear (red empty circle) and skin (blue empty square).  The dark red circle and blue square indicate averaged data. Laser parameters: wavelength: 904 nm; pulse energy fluence: 30 mJ/cm2; pulse rate: 10 kHz).

The mice were euthanized, and tissue sections from different organs (e.g., lung, liver, brain, or lymph nodes) were examined by immunohistochemical staining. No evidence of metastasis was found during the first 3 weeks after tumor inoculation for the ear tumor mouse model, while PAFC demonstrated early detection of CTCs 4 days after tumor inoculation. Thus, CTCs can be readily detected with PAFC weeks before any evidence of detectable metastasis appears in tissue samples using conventional techniques.

By using PA to count rare CTCs, we estimated the PAFC’s sensitivity threshold as 0.5-1 CTCs/mL. This was verified ex-vivo by assessing the whole blood volume using scanning PT and PA cytometry. This unprecedented threshold sensitivity on the mouse model provided an opportunity to use PAFC as a powerful research tool to study CTC behaviors and CTC’s role in metastasis development at an early stage of cancer development. The PAFC sensitivity has the potential to be further improved 102-103 -fold (i.e.,~1 CTCs/100mL or 1 CTCs/1000mL)  by the examination of a larger blood volume in humans, which is unachievable using any existing assays.

We believe that the PAFC technology may have a tremendous clinical significance due to its high sensitivity. It can indicate the presence of CTCs in the blood at an extremely low concentration, much below the sensitivity threshold of other methods.  Clinical applications may include: 1) blood screening for early CTCs before metastases progression; 2) testing for cancer recurrence; 3) individualized assessment of the therapeutic intervention (e.g., surgery, chemo, or radiation) and its efficiency through real-time CTC counting; and 4) potential for metastasis inhibition, or prevention by using a well-timed therapy. In particular, when we exposed an abdominal vessel to an 820-nm- wavelength laser, increasing the energy fluence from 60 mJ/cm2 to 600 J/cm2 led to an increase of PA contrast of the CTCs above that of the RBC background by ~6 times. This phenomenon was associated with laser-induced nanobubbles around overheated, strongly absorbing melanin nanoclusters in melanoma cells, which served as a nonlinear PA signal amplifier compared to linear PA signals from RBCs with a homogenous hemoglobin distribution (i.e., with no nanobubble formation). On the other hand, the rate of CTCs gradually decreased from 12 CTC/min to 1-2 CTC/min over a one hour monitoring period. This effect was also associated with the generation of nanobubbles, not only as a PA signal  amplifier, but also at a specific laser energy as a melanoma cell killer. These data demonstrated an important potential to use PAFC to guide blood purging in vivo by periodically exposing the blood vessels to the laser. Further study could determine whether this new treatment is effective enough to be used alone, or whether it should be used in combination with chemo-or radiation therapy

For many years, oncologists believed that some medical intervention may provoke metastasis; however, no direct evidences were previously presented.  Using the techniques and animal models described above, we discovered that palpation, biopsy, conventional and laser surgery may either initiate CTC release in the blood which previously did not contain CTCs, or may dramatically increase (10-50–fold) the CTC counts above the previous level, which can increase the risk of metastasis.  In particular, the ~100 g weight pressure or palpation  (by squeezing of melanoma tumor with fingers), notably increased the CTC count that eventually led to the appearance of lung metastasis at Week 3.

5.  SUMMARY/CONCLUSION

Our previous findings have demonstrated, for the first time: (1) PAFC at its current stage of development provides label-free noninvasive detection of melanoma CTCs; (2) that there are potentials to further improve PAFC’s  parameters by a non-linear signal amplification; (3) PAFC’s potential to achieve sensitivity of 1 CTC/10 mL in humans (i.e., approximately one order better than in existing assays) during ~1hr by monitoring of 200-300 μm vessel with focused linear laser beam, sensitivity of 1 CTC/100 mL; by examination of 1-3 mm peripheral blood vessels  at depths of 1-2 mm and 1 CTC/1 L; and by examination of 1 cm vessels (e.g., jugular vein or carotid artery) at depths of 0.6-1,5 cm 1-2 mm with a monitoring time of only a few minutes.

Our preliminary studies, however, had the following limitations that the proposed work will overcome: (1) we demonstrated only the feasibility of the concept of PAFC on the animal model; and (2) the clinical prototype with the optimized PAFC parameters has not yet been developed.  To maximize the sensitivity of PAFC, the tasks of achieving the best optical and acoustic resolutions have to be resolved.

6. RESEARCH PLAN UNDER AGREEMENT (UAMS AND CYTO WAVE INC.)

Goal. The objective of this proposal is to develop a clinically relevant portable PAFC prototype with fiber-based PA probes for in vivo label-free detection of pigmented melanoma CTCs. The expected sensitivity in the label-free mode is as low as 1 CTC/ml of blood in the animal model and ~1 CTC/1 L in humans.  This goal will be accomplished through the Specific Aims below.

The results of the project will be used to enhance the sensitivity of the clinical prototype, increase its safety by decreasing laser power requirements, simplify system alignment and, probably, allow real-time refocusing of the probes to account for light scattering in tissues. In addition, successful completion of these steps would provide optimal system performance over time and would simplify the use of the system by nurse personnel.

PROJECT TIMELINE

Aim 1:  Optimize of PAFC parameters, months 1–5.

Aim 2:  Optimize and incorporate software in PAFC, months 1–5.

Aim 3:  Optimization of PAFC for clinical conditions, months 4-5.

Aim 4:  Develop and/or test CTC assays in vitro (for verification PA data in vivo), months 1-5.

Aim 5:  Test PAFC prototype on 10 healthy volunteers and 6-10 melanoma patients, months 3-5 (according to the IRB protocol).

Aim 6:  Test PAFC prototype on approximately 60 melanoma patients, months 7-12 (according to the IRB protocol)

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